Exhibit 4.2

Nuritkum Square Office Lease Agreement

Lessor: National IT Industry Promotion Agency

Lessee: Gravity Co., Ltd.

Lease Agreement (General Conditions)

This Lease Agreement is made and entered into on 7th of January 2019, by and between National IT Industry Promotion Agency, with its address at 10, Jeongtong-ro, Deoksan-myeon, Jincheon-gun, Chungcheongbuk-do, Korea (hereinafter referred to as “Lessor”), and Gravity Co., Ltd.,(hereinafter referred to as “Lessee”) with respect to the leasing of the premises in Nuritkum Square Building (hereinafter referred to as “premises”). Lease Agreement (Special Conditions) shall take precedence over Lease Agreement (General Conditions).

NOW, THEREFORE, for and in full consideration of the purpose and contents of this agreement, the parties hereto agree as follows;

Article 1 Description of Premises

① The Lessor leases the premises below to the Lessee and the Lessee leases the premises below from the Lessor;

Description of Premises

Nuritkum Square R&D Tower, 396 World Cup buk-ro (Sangam-Dong), Mapo-Gu, Seoul, Korea

15th floor above the ground for R&D Tower    4,820.26m² (incl. Public Area)

14th floor above the ground for R&D Tower     2,591.98m² (incl. Public Area)

② The Lessee shall not have any other right than the right to use the premises pursuant to provisions of this Agreement.

③ The Lessee leases from the Lessor the premises described in the foregoing paragraph for the purpose of making use of the premises as the Lessee’s office and shall not be allowed to make use of the premises for other purposes without the written consent of the Lessor.

Article 2 Term

① This agreement shall be valid and in force from January 1st, 2019 to December 31st, 2020. However, this agreement shall be extended through consultation between Lessor and Lessee. In such case, the conditions may change.

② In the event that Lessee does not actually moves into the premises even after 30 days from the effective date of this agreement or the Lessee fails to pay to Lessor the security deposit until the due date stated in Article 4.1, the Lessor may terminate this agreement one-sidedly.

Article 3 Renewal of Agreement

① In the event that the Lessee notify the Lessor of the intention to renew this agreement during the period from one (1) to six (6) months prior to the expiration of this agreement, the Lessor shall not refuse the Lessee’s request without any reasonable cause. However, in the event that the Lessee falls under any of the following subparagraphs, the Lessor allows the exception:

1.	The Lessee consecutively defaults in the payment of rent three (3) times;
2.	The Lessee leases the premises by any deceit or other unjustifiable means;
3.	The Lessor provides substantial compensation to the lessee with the consent for each other;
4.	The Lessee subleases all or any part of the said premises without the consent of the Lessor;
5.	The Lessee destroys or damages all or any part of the said premises by intention or material negligence;
6.	The purpose of lease is not fulfilled due to destruction of all or any part of the said premises;
7.	The Lessor wants to recover the possession of the said premises for demolition or reconstruction of any or almost all of the said premises; or
8.	The Lessee significantly breaches the Lessee’s obligations or the Lessee is unable to maintain this agreement due to any serious reason.

② The Lessee may exercise his/her right to renew this agreement only within total term of lease not exceeding five (5) years including the initial term of lease.

③ The renewed lease shall be deemed to be offered again on the same terms and conditions of the last lease. However, the security deposit, the monthly rent and the maintenance charge may change within the range set forth in Article 7.

④ In the event that the Lessor fails to notify the Lessee of a refusal to renew this agreement or fails to notify the Lessee of the intention to change the terms and conditions of this agreement within the period stated in the foregoing ①, the said lease shall be deemed to be offered again on the same terms and conditions as before at the time of such expiration. In such case, the term of the renewal lease shall be one (1) year.

⑤The Lessee may, at any time, give the notice of termination the Lessor in accordance with the foregoing ④. The termination of this agreement shall come into three (3) months after the Lessor’s receipt of the notice.

Article 4 Security Deposit

① The Lessee shall determine the security deposit for the premises described above as follows and deposit the security deposit KRW 963,591,200 without any interest during the period of lease:

Classification	Amount(₩)	Percentage	Date of Receipt
Security Deposit	₩963,591,200	100%	Carried on from previous agreement

② In the event this agreement is terminated in accordance with Article 2.②, 10% of the total security deposit stated above shall be reverted to the Lessor as damages for breach of this agreement. In this case, the Lessor shall deduct the above amount from the total amount paid by the Lessee and immediately refund to the Lessee the balance without interest.

③ The Lessee shall not assign the claim for refund of security deposit or offer it to any third party to establish the right of pledge or offer it as security.

Article 5 Rent

① The rent shall be paid by calculating from the date when the Lessee actually moves into the premises. However, if the actual move-in date is after thirty (30) days from the commencement date of the agreement, the actual move-in date shall be considered as thirtieth (30th) day from the commencement date of the agreement. The ‘actual move-in date’ shall mean the date of the Lessee actually moves into, use and benefit from the premises.

② The Lessee shall pay the monthly rent of KRW 77,087,290 (excluding VAT) in cash through the bank designated by the Lessor on the 15th day of each month (if the 15th day falls on holidays, on the next business day).

③ In the event the term of lease does commence on the first day of a month or does not terminate on the last day of the month, the rent for the month when the said term of lease commences or terminates, shall be calculated on a daily basis.

Rent on a daily basis = (Monthly rent ÷ Days of the said month) x Days of use

④ In the event that the Lessee are unable to use the premises due to any reason attributable to the Lessor, the Lessee shall pay the rent by reckoning from the date of actual use.

Article 6 Maintenance Charge

① The Lessee shall pay the monthly maintenance charge of KRW 61,743,950 (excluding VAT) in cash through the bank designated by the Lessor on the 15th day of each month (if the 15th day falls on holidays, on the next business day).

② The Lessee shall pay the maintenance charge from the beginning date of the interior work, and the article 5.③ and 5.④ shall apply to the method of the payment of maintenance charge.

③ The maintenance charge consists of maintenance charge stated in the foregoing paragraph ① and additional maintenance charge. The additional maintenance charge shall mean signboard installed by the Lessee, power for computer room, thermo-hygrostat, overtime power, air conditioner and other services designated and offered separately by the Lessor. The Lessor shall charge for the additional maintenance charge by adding the additional maintenance charge to the maintenance charge for the month after the following month and the Lessee shall pay the additional maintenance charge by adding the additional maintenance charge to the maintenance charge.

Article 7 Adjustment of Security Deposit, Rent and Maintenance Charge

① The security deposit and rent may be adjusted annually from the time when two (2) years pass from the initial effective date of this agreement. The maintenance charge shall be adjusted annually on January 1st of every year.

② In the event of adjustment stated in the foregoing paragraph ①, the adjustment shall be based on the consumer price index announced by the Korea National Statistics Office (www.nso.go.kr) and the standard of application is listed in the following subparagraphs:

1.

The adjustment of security deposit and rent shall be based on the change rate of the consumer price index of two (2) months before the month of the date of commencement of the adjustment year as compared on year-on-year basis; and

2.	The adjustment of maintenance charge shall be based on the change rate of the consumer price index of September of the previous year of the adjustment year compared to that of two (2) years before.

Article 8 Late Charges

① In the event that the Lessee fails to pay the security deposit, rent, maintenance charge or other expenses payable to the Lessee in connection with this agreement within the due date, the Lessee shall pay to the Lessor an overdue charge at an annual interest rate of 18% of overdue amount calculated from the date of delay to the date of payment, together with the amount that would be due.

② In the event that this agreement is terminated or expired, the Lessor may deduct from the security deposit, all the expenses, including but not limited to, rent, maintenance charge and the late charge.

Article 9 Insurance

① In the event that the insurance premium is increased due to the Lessee’s act or facilities, the Lessee shall pay to the Lessor the increased amount.

② The Lessee shall sign up for movables comprehensive insurance to insure facilities, fixtures and supplies owned by the Lessee against disaster to prevent any discrepancy in interests,  including protection of and liability for properties, occurring in connection with other Lessor or Lessee out of this agreement.

③ The Lessor shall insure the relevant premises against fire at his/her own expenses and The Lessee shall insure facilities, fixtures and supplies owned by the Lessee against fire and put under the Lessee’s management.

④ In the event that the Lessee suffers any damages or losses resulting from breaching the foregoing paragraph ② or ③, the Lessor shall not be liable for the damages of losses.

Article 10 Taxes and Utility Bills

① The Lessee shall pay to the Lessor the value added taxes levied on variety of user fees including the rent and maintenance charge.

② As for all the expenses, taxes and bills levied on operational facilities newly installed or attached by the necessity of the Lessee, the Lessee shall be liable for the payment regardless of name.

Article 11 Construction and New Installation of Facilities inside the Premises

① In the event any act of the Lessee falls under each of the following paragraphs, the Lessee shall have the prior written assent of the Lessor by preparing and submitting related dossier to the Lessor seven (7) days before the commencement date of an act. When the Lessee performs any of the following acts, the Lessee shall pay the expenses. However, with regard to this, the Lessor may exercise the right to direct and supervise the construction work to ensure that the unity and stability are guaranteed in terms of building management:

1.	New installation of or change in interior decoration, construction, partition, windows and doors;
2.	New installation or movement of lights or power, new installation, extension, movement and change of telephones, supply and drainage of water, and other facilities;
3.	Entrance and fixation of safe and other heavy weight equipment; or
4.	Installation and attachment of signboard or advertisement.

② The Lessee shall not charge the Lessor for all the expenses such as cost of equipment, cost of enhancement, necessary expenses, and premium on the ground that the Lessee has his/her share in the expenses for the premises. When the Lessee vacates the premises, he/she shall restore to the original at the Lessee’s expenses without fail.

③ In the event that the Lessee fails to perform his/her obligations stated in the foregoing paragraph or the premises are not restored to the extent acceptable to the Lessor, the Lessor may deduct the expenses required for remedy from the security deposit.

Article 12 Repairing Expenses

① The Lessor shall pay for the repairing expenses for wall, ceiling and floor that had been naturally worn or discolored provided that the Lessee pays for the repairing expenses incurred by the Lessee’s negligence or necessity.

② In the event the Lessee finds out any place required for repair, the Lessee shall immediately notify the Lessor of the finding. In the event that the Lessee carries out the said repairs, the Lessee shall also consult with the Lessor prior to repair.

③ In the event that any damage or loss resulting from neglecting the Lessee’s notification obligations stated in the foregoing paragraph ② occurs, the Lessee shall be liable for the damage or loss.

Article 13 Due Diligence and Liability

① The Lessor shall offer the Lessee every convenience in connection with the use of rented premises and the Lessee shall have the duty of care as a bona fide caretaker.

② In the event that the Lessee or his/her employee or customer damages or destroys the premises or facilities owned by the Lessor either by intent or negligence, the Lessee shall immediately notify the Lessor of the event in writing and shall compensate the Lessor for loss at a reasonable market price at the time of compensation calculated by mutual consent between the Lessor and the Lessee. However, the loss that was not notified to the Lessor shall be deemed to the loss caused by the Lessee.

Article 14 Prohibition on Transfer of Right and Sub-lease

① The Lessee shall not transfer the rights or obligations under this agreement or sublease all or any part of the premises to any third party without the consent of the Lessor.

② In the event that the Lessee violates the obligations stated in the foregoing paragraph, the Lessor may terminate this agreement one-sidedly.

Article 15 Restrictions on the Use of the Premises

① The Lessee shall not allow any third party to use the rented premises, or to place any third party’s name inside the premises, or install telephone or fax under any third party’s name without the prior written consent of the Lessor.

② The Lessee shall not take up his/her abode in the premises regardless of any pretext whatsoever provided that the Lessee may designate a night watchman on a swift basis by the prior written consent of the Lessor.

③ The Lessor shall make it a rule to suspend the use of the building and the operation of all facilities on legal holidays, special holidays, Saturdays and Sundays. When it is necessary for the management and the safety supervision including repair and check, the Lessor may restrict either the use of the building or the operation of facilities even on weekdays.

④ In the event the Lessor operate facilities at the Lessee’s request during the suspension of use stated in the foregoing paragraph ③, the Lessee shall pay the additional maintenance charge calculated by the Lessor. In the event that the Lessee wants to receive the additional operation or services, the Lessee shall apply for such operation or services and get the approval from the Lessor according to Article 30 Building Maintenance Rule.

Article 16 Protection of Property

① The Lessor may deploy guards to safeguard lobbies, corridors and other public facilities in the building.

② The Lessee has the sole responsibility to safeguard his/her property. If the Lessee fails to prove that any damage or loss is attributable to the Lessor, the Lessor shall not be liable for such damage or loss at all.

Article 17 Obligations of the Lessee

① In the event that the Lessee is incapable of carrying out business due to cancellation or suspension of business permit or approval resulting from the Lessee’s or his/her employee’s violation of conditions of the authorities concerned, this agreement shall be automatically terminated.

② The Lessee shall comply with all applicable laws, administrative instructions of the authorities concerned and management rules set forth by the Lessor in carrying out commercial activities.

③ The Lessor shall have the right to enter the premises for the purpose of confirming and supervising if the Lessee comply with the rules and regulations stated in the foregoing paragraph in carrying out his/her business.

④ The Lessee shall, to the maximum extent possible, perform his/her duties to take measures for sanitation and fire prevention.

Article 18 Prohibited Acts of the Lessee

In the premises and its attached facilities, the Lessee and his/her employees shall not:

1.	Install, place or leave signs or advertisements that will annoy the public or obstruct corridors or other public facilities;
2.

Bring in or keep on the premises or other places any items of a flammable, explosive or dangerous character or other materials that may be harmful and give an unpleasant feeling to the human body or be in danger of destroying the promises;

3.	Bring in and use any air conditioner other than the one that was supplied or approved by the Lessor;
4.	Make a noise, use musical instrument, or keep animals except fishbowl, or commit indiscreet acts giving unpleasant feeling or hatred to other Lessees;
5.	Destroy or damage structure, equipment or facilities furnished by the Lessor or change structures, advertisements or signs without the written consent of the Lessor; or
6.	Manufacture, promote or sell materials contrary to the law.

Article 19 Change in the Premises and the Right to Entry

① In the event that the maintenance of the premises is required, the Lessor may move or change the place of a heap of merchandises in the premises through consultation with the Lessee.

② In the event that it is necessary for the Lessor to check the status of preservation, the Lessor shall, at any time, have the right to enter the premises for the purpose of inspecting, repairing and taking measures for sanitation, fire prevention, crime prevention or relief for general management and security business by giving prior notice to the Lessee and the Lessee shall not obstruct the Lessor’s entry to the premises without any reasonable cause.

Article 20 Immunity

① The Lessor shall, internally or externally, not be liable for the damages or losses that the Lessee or any third party suffered as a result of earthquake, storm, flood, war, riot, force majeure or other reasons that are not attributable to the Lessor.

② In the event that the deficiency of services or disruption in public use occurs when the Lessee repair, remodel or rebuild the premises, the Lessor shall not be liable for it.

Article 21 Change in the Lessor

Even in the event that there is any change in title to, name, manager or operator of the premises pursuant to Article 1, the lease agreement shall be valid and in force and a new Lessor or new operator shall fully comply with all the provisions of this agreement. The Lessor shall also notify the Lessee of these contents.

Article 22 Change in the Lessee

In the event that there is any important change in address, trade name, representative, or business purposes on the commercial registration or business proprietor registration, the Lessee shall notify the Lessor of such change in writing and all the responsibilities for the delay in such notification shall be attributable to the Lessee.

Article 23 The Lessor’s Right to Dispose of Goods

① The Lessee shall not be exempt from the responsibility of the performance of duties during the lease agreement on the ground that the Lessee or his/her legal mandatory or enforcement officer is absent. In the event that the agreement is expired during the Lessee’s absence, the Lessor may recover the possessory right to the premises without trial procedures. In this case, the Lessor may move and store the Lessee’s property in a proper warehouse. In the event that the Lessee fails to settle the amount in arrears after one (1) month from the expiration of the agreement, it is deemed that the Lessor established a right to pledge on the Lessee’s property and, thereafter, the Lessor may sell the said property in accordance with legal auction procedures.

② With regard to sale pursuant to the auction described in the foregoing paragraph, the Lessor shall have the right to recover the amount in arrears such as expenses for transportation and storage first of all.

Article 24 Liability

① In the event that the Lessee or his/her employees or customers infringes, by intent or negligence, any damage or loss to the Lessee’s or any third party’s property or body, the Lessee shall immediately notify the Lessor of the incident in writing and be liable for such damage or loss.

② The amount of damages shall, principally, be calculated through consultation between the Lessee and the sufferer. In the event that amicable agreement is not reached between two parties, the amount of damages shall be adjusted by the Lessor according to the market price at the time of liability.

Article 25 Right to Terminate the Agreement

① In the event that either the Lessor or the Lessee falls under any of the following subparagraphs, the other party may terminate this agreement and ask the Lessee to quit the premises immediately even before the expiration of the lease agreement with a written notice:

1.	The Lessee consecutively defaults in the payment of monthly maintenance and other expenses more than two (2) months from the due date;
2.

The Lessee enters into attachment, provisional attachment, or provisional disposition, or files for auction or bankruptcy, or is unable to continue this agreement due to material change to the Lessee’s property, credit or business;

3.	The Lessor’s honor or credit is damaged as a result of the Lessee’s action;

4.

While Nuritkum Square is a building of which use is limited to specified tenants involved in certain type of industry, such as, but not limited to, technological development and manufacturing related to information technology, nanotechnology and biotechnology, and distribution business of media and entertainment, the Lessee does not meet the tenant eligibility requirements during the term of agreement; or

5.	Either the Lessor or the Lessee breaches the provisions of this agreement or the obligations with regard to this agreement.

② In case of any of the above subparagraphs of paragraph ①, the Lessor may terminate this agreement and take necessary legal proceedings so that the premises may be delivered.

Article 26 Termination of the Agreement during the Agreement Term and the Liquidated Damages

① In the event that either the Lessor or the Lessee, for certain reasons, intends to terminate (partial termination is included. In case of partial termination, Lessor’s approval is needed) the agreement during the lease agreement or in the middle of the extended period in accordance with Article 2, either party shall give 3 months’ prior written notice to the other party and, in this case, pay separately to the other party liquidated damages equivalent to one (1) months of rent.

② In case of partial termination, lessee needs to pay lessor one month rent of applied terminated premises in proportion.

Article 27 Surrender of the Premises and Restoration

① Upon the expiration of the term hereof, the Lessee shall evacuate all his/her belongings and properties, return keys and properties owned by the Lessor to the Lessor, and deliver the entire premises to the Lessor.

② Any equipment, partitions or other changed facilities which the Lessee installs in the premises shall be dismantled and restored to the original state at the time of the conclusion of the agreement at the Lessee’s own expenses until the expiration of the agreement. However, the Lessor, instead of the Lessee, may carry out the said work at the Lessee’s own expenses and at the request of the Lessee.

③ In the event that the Lessee fails to evacuate the Lessee’s belongings and properties or fails to restore the premises to the original state or fails to deliver it to the Lessor owing to any reason attributable to the Lessee by the date of expiry of this agreement, the Lessee shall pay to the Lessor the monthly rent and the monthly maintenance charge stated in following subparagraphs, reckoning from one day after the date of expiry of this agreement:

1.	The Lessee shall pay to the Lessor the amount equivalent to 1.2 times the monthly rent during the agreement term until the date when the Lessee evacuates the Lessee’s belongings and properties. In the event that the Lessee completes evacuation of the Lessee’s belongings and properties in a month, the Lessee shall pay the amount calculated on a daily basis; and
2.

The Lessee shall pay the monthly maintenance charge during the agreement term to the Lessor until the Lessee restores the premises to the original state and delivers it to the Lessor. In the event that the Lessee restores the premises to the original state and delivers it to the Lessor in a month, the Lessee shall pay the monthly maintenance charge calculated on a daily basis.

Article 28 Refund of Security Deposit

① In the event that this agreement is terminated due to expiration or rescission of the lease agreement or other reasons, the Lessor shall refund the security deposit to the Lessee within ten(10) days after the delivery of the premises. However, in the event that there are charges or debt outstanding, the Lessor deduct from the security deposit, all the charges and debt which the Lessee is liable to pay to the Lessor, and refund the balance to the Lessor.

② In the event that the Lessor fails to refund to the Lessee the security deposit within 10 days owing to a reason attributable to the Lessor, the Lessor shall pay the security deposit plus arrears applying an annual interest of 18 % until the date of refund from the day overdue.

Article 29 Building Manager

① The Lessor may designate any third party who is a specialized caretaker company as a building manager for the purpose of properly managing the premises.

② The building manager described in the foregoing paragraph shall act as a managing agent for the Lessor and have the same rights and obligations as those of the Lessor.

Article 30 Building Maintenance Rule

① The Lessor or managing agent may draw up, enforce, amend or abolish “Building Management Rule (rules related to such facilities as parking and elevator)” and “Occupancy Guideline” and the Lessee shall abide by the management rule and guideline for the purpose of facilitating the maintenance of the premises and the Lessee’s business.

② Any change in the maintenance rule or guideline to be drawn up and enforced by the Lessor shall become enforceable by the parties with a month’s prior notice.

Article 31 Registration

① The Lessee may request establishment of a right to lease on a deposit basis from the Lessor to secure a claim related to the security deposit and the Lessor shall accommodate the Lessee’s request. The Lessee shall request refund of security deposit from the Lessor after the right to lease on a deposit basis is terminated.

② The Lessee shall pay the expenses related to establishment or termination of a right to lease on a deposit basis.

Article 32 Sale of Premises and The Lessor’s Obligations

In the event that the Lessor, for certain reason, sells the premises to any other person, the Lessor shall have his/her obligation to ensure that the purchaser succeeds to the Lessor’s status as stated in the terms and conditions of this agreement.

Article 33 Compromise before Filing Lawsuit

In the event that any dispute arises in connection with this agreement, the Lessor and the Lessee may draw up the Compromise Statement before Filing Suit after the execution of this agreement according to a separate form. The parties shall jointly share the expenses required for this.

Article 34 Governing Law and Interpretation

Matters not stipulated in this agreement shall be decided upon by mutual consent between the Lessor and the Lessee. Any matter for which an agreement is not reached between the parties shall be governed and interpreted by the Laws of Korea and the general practices of the lease.

Article 35 Jurisdiction

Any lawsuits which are filed in connection with this agreement may be brought in the courts sitting in the Lessor’s address.

Article 36 Miscellaneous

The Lessor notify the Lessee that aircrafts are entering frequently in DMC area, the Lessee be notified of it and the Lessee shall not file a civil complaint of aircraft noise.

IN WITNESS WHEREOF, the parties hereto sign their names and affix seal, executed this agreement in duplicate and each retaining one.

January 7, 2019

Lessor

Address: 10, Jeongtong-ro, Deoksan-myeon, Jincheon-gun, Chungcheongbuk-do, Korea

Name of Company: National IT Industry Promotion Agency

Representative: Yoon, Jong-lok (seal)

Lessee

Address: Nuritkum Square Business Tower 15F, 396 World Cup buk-ro (Sangam-Dong), Mapo-Gu, Seoul, Korea

Name of Company: Gravity Co., Ltd.

Representative: Park, Hyun Chul (seal)

Lease Agreement (Special Conditions)

Article 1 Parking

① The number of cars subject to free parking are 45 cars and addition shall not be allowed.

② The number of cars subject to paid parking are 32 cars. However, the number of additional cars subject to paid parking may be adjusted through mutual consultation according to the Lessor’s operational condition.

③ Matters related to parking shall comply with the regulations for parking control of Nuritkum Square.

Article 2 Annexed Fixtures

The Lessor shall provide the premises for rent and comply with the relevant guideline for annexed fixtures of Nuritkum Square and the Lessee shall bear all the expenses for construction.

Article 3 Rent-free

Lessor offers two (2) months rent-free period every year to lessee, the rent-free period applies on eleventh (11) months, twelfth (12) months, twenty-third (23) months and twenty-fourth(24) months throughout the lease term.

Article 4 Submit a Plan for Move-in and liquidated damages for delay

① As the schedule for move-in is confirmed, the lessee decides the official move-in date with discussing with lessor and then a plan for move-in must be submitted including the interior period 7 days before the interior starts

②Even though the lessee fails to complete the tenancy on the due date which is written on the plan for move-in because of the circumstances of the lessee, the lessee still have to pay for the deposit before the due date on the plan for move-in of paragraph ①.

③ Both the lessee and the lessor affix their signatures and seal the plan for move-in and retain it with the agreement.

Article 5 Penalty Resulting From Early Termination

In the event that the agreement is terminated during the term of agreement at the Lessee’s request, the Lessee shall pay to the Lessor the amount equivalent to the discount of the monthly rent already applied in cash in addition to the liquidated damages in accordance with Article 26. ① (Termination of the Agreement during the Agreement Term and the Liquidated Charges) of “the Lease Agreement (General Conditions).”

Article 6 Real Estate Fee Resulting from Early Termination

In the event that the agreement is terminated during the term of agreement at the Lessee’s request, the Lessee shall pay the real estate fee which is statutory fee (0.9% commission on the amount equivalent to lease deposit).

Article 7 Designated Account

The deposit of the lease to be paid by the Lessee must be deposited in the designated account as below, and if the lessee pays in any other way, lessee cannot claim the validity to the lessor unless the lessor agrees.

Beneficiary	Bank Name	Account Number
National IT Industry Promotion Agency	Woori Bank	1005-601-406002

Article 8 Confidentiality

Lessee is required to preserve confidentiality on the Lease Agreement (Rent and Rent-free) without lessor’s consent and if a breach of the confidentiality is cause, the Lessee takes all responsibility for civil and criminal.